SIMPSON THACHER & BARTLETT

AMERICAN LAWYERS

ICBC TOWER, 35th FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514 7665	E-MAIL ADDRESS jpark@stblaw.com

October 7, 2011

VIA EDGAR

Ms. Suzanne Hayes, Assistant Director

Ms. Lindsay McCord, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Tel: (202) 551-3417

Re:	Shinhan Financial Group
Form 20-F for Fiscal Year Ended December 31, 2010
Filed June 28, 2011 and Amended on July 15, 2011
Form 6-K Filed August 29, 2011 File No. 001-31798

Dear Ms. Hayes and Ms. McCord:

We are writing on behalf of our client, Shinhan Financial Group Co., Ltd. (the “Company”) in response to your letter, dated September 30, 2011, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Form 20-F for the fiscal year ended December 31, 2010 filed with the Commission on June 28, 2011 and amended on July 15, 2011 and the Form 6-K filed with the Commission on August 29, 2011.

As per the conversation between my colleague Johneth Park and Ms. McCord on October 6, 2011, we are grateful that the Staff has tentatively agreed to our request to respond to these comments by November 15, 2011. We very much appreciate the Staff’s understanding and patience in this regard, and we will inform the Company to proceed on this basis unless we are notified otherwise by the Staff.

Leiming Chen    Philip M.J. Culhane    Chris Lin    Sinead O’Shea    Jin Hyuk Park    Youngjin Sohn    Kathryn King Sudol

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SIMPSON THACHER & BARTLETT

Securities and Exchange Commission	- 2 -	October 7, 2011

Please contact me at Simpson Thacher & Bartlett LLP (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Very truly yours,

/s/ Jin Hyuk Park